MET INVESTORS SERIES TRUST

AMENDMENT NO. 5 TO THE INVESTMENT ADVISORY AGREEMENT

(MFS Research International Portfolio)

This Amendment No. 5 to the Investment Advisory Agreement (the “Agreement”) dated February 12, 2001 as amended January 22, 2007, May 1, 2009, November 12, 2009 and January 1, 2012, by and between MetLife Advisers, LLC, (the “Adviser”), and Massachusetts Financial Services Company (the “Subadviser”) with respect to the MFS Research International Portfolio, a series of the Met Investors Series Trust, is entered into effective the 1st of December, 2013.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
MFS Research International Portfolio	0.45% of the first $500 million of such assets plus 0.40% of such assets over $500 million up to $1.5 billion plus 0.30% of such assets over $1.5 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of December, 2013.

METLIFE ADVISERS, LLC		MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ Kristi Slavin	By:	/s/ Robert J. Manning
	Kristi Slavin		Robert J. Manning
	Vice President		Chairman and Chief Executive Officer